

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 29, 2013

Via E-Mail
Ms. Adri Chimberoff
President, Secretary, Treasurer, and Director
All In Blind, Inc.
15765 Imperial Highway
La Mirada, CA 90638

**Re: All In Blind, Inc.
Registration Statement on Form S-1
Filed April 3, 2013
File No. 333-187704**

Dear Ms. Chimberoff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Include a capitalization table in the prospectus.

Registration Statement's Facing Page

2. Update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in La Mirada, California.

Calculation of Registration Fee, page 2

3. Specify in footnote (2) the subparagraph of Rule 457 used to calculate the registration

fee.

Prospectus' Outside Front Cover Page

4. We note the disclosure that Adri Chimbevoff (<u>sic</u>) who is your sole director and officer is acting as a non-exclusive sales agent for the offering. Since Ms. Chimberoff is to receive an 8% sales agent fee, note that you may not rely upon the exemption from broker registration under Rule 3a4-1 of the Exchange Act. Please advise how you intend to comply with the broker registration requirements of Section 15 of the Exchange Act for the offering.

5. In the second paragraph, you disclose that all subscription funds will be held in trust in a trust account at Wells Fargo Bank, and no funds will be released to the company until such time as "offering is completed which release shall be limited to 10% of the proceeds." Please clarify whether you mean that the company will not receive its 10% portion of the proceeds until the entire offering is completed, or until just the minimum is reached.

Rights and Protections under Rule 419, page 5

6. Here and elsewhere in your filing, you state that you will return a "pro rata portion" of deposited funds to investors if:

   - there are insufficient investors who notify you that they will remain investors after you have circulated a prospectus describing an acquisition or merger transaction, or

   - a transaction has not occurred with 18 months from the date of the prospectus.

   Your use of the term "pro rata" could be understood to mean that investors will share equally in the deposited funds when instead each investor's purchase should be unwound. Please revise throughout your prospectus to clarify that each investor will receive a return of his funds held in escrow, less, if true, the 10% portion of proceeds to be provided to the company.

7. We note that, in addition to the 10% of offering proceeds that the company may receive, you propose to withhold a trustee fee in the amount of $1,500 if the minimum has been met, but the acquisition has not occurred within 18 months after the date of the prospectus. Note that all offering proceeds, except for underwriting expenses, dealer allowances, and the company's 10% share of the offering proceeds, must be placed in escrow and returned to investors if a transaction does not occur. Please see Rule 419(b)(2)(i) and 419(e)(2)(iv). Please tell us your basis for also withholding the trustee fee, or remove this disclosure and confirm supplementally that no trustee fee will be withheld.

8. We note your disclosure, '[u]nless sufficient investors elect to remain investors so that the remaining funds are adequate to allow the acquisition to be consummated, all investors with be entitled to the return of a pro rata portion of the deposited funds and none of the deposited securities will be issued to investors." Please revise your disclosure to define the term "sufficient investors". Please disclose what will occur if this newly defined term of sufficient investors does not reconfirm their investment.

The Offering, page 7

9. We note your disclosure that all checks should be delivered to All In Blind, Inc., and that the subscription agreement indicates checks should be made payable to the company. While you may receive payment from purchasers directly, note that deposited proceeds must be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee rather than the company. Please see Rule 419(b)(2)(ii), and revise your disclosure in the prospectus and the subscription agreement accordingly.

Summary Financial Information, page 9

10. Please also revise your presentation of the cumulative period data to reflect the inception date of July 29, 2011 and to note that the financial information is audited.

Use of Proceeds, page 16

11. Please provide a full explanation here of the amounts to be held in trust, to what extent these funds may be used by the registrant, and the specific details regarding the ability of investors to receive a return of all or a portion of their funds.

12. Please explain why the "working capital" line in your table equals the trust proceeds, less the 10% that may be released to the registrant. It appears that this is the amount that is not available to the registrant and may ultimately be returned to investors.

13. Revise your table to clarify the portion of the proceeds that may be used to pay corporate expenses and to investigate, select, and consummate the business combination. It appears from disclosure on page 3 that 10% of the deposited fund may be used for these purposes.

14. Please explain what is meant by "total use of proceeds," how you calculated these amounts, and the purpose of presenting them.

Dilution, page 17

15. Please explain why you are including all of the proceeds held in trust in your calculation of book value after the offering, including the portion subject to be

converted to cash and returned to the investor. ASC 480-10-S99 prohibits presenting proceeds whose redemption is outside your control with permanent capital, and it appears that the amount should be deducted to arrive at net book value after the offering.

16. Please expand your disclosure to show your calculation of total net tangible book value after the offering. Begin with net tangible book value before the offering, show proceeds, and other adjustments. It appears that you should deduct the proceeds held in trust that are subject to conversion to cash and return to shareholders as discussed above. Also show your calculation of the number of shares after the offering used in the denominator of your per share dilution calculation.

Interest of Named Experts and Counsel, page 21

17. Please include the disclosure required by Item 509 of Regulation S-K for Sam Kan & Company regarding its audit of your financial statements. Please refer to Item 10 of Form S-1 for additional guidance. Please request also Sam Kan & Company to include an acknowledgement for this reference to it as an expert in accounting and auditing in its consent.

Legal Proceedings, page 23

18. Clarify that the disclosures relating to legal proceedings involving your director and officer cover the past 10 years. See Item 401(f) of Regulation S-K.

Dividends, page 24

19. Since disclosure on page 20 states that you have no current plans to issue preferred stock, please remove the references to preferred stock in this subsection.

Directors, Executive Officers, Promoters and Control Persons, page 27

20. For your sole director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for All In Blind, Inc. at the time that the disclosure is made in light of the business and structure of All In Blind, Inc. See Item 401(e)(1) of Regulation S-K.

21. Disclosure in footnote (2) that All In Blind, Inc. is not engaged in any transactions with any persons or organizations considered promoters is inconsistent with disclosure on page 30 that Ms. Adri Chimberoff is the only promoter of All In Blind, Inc. Please reconcile the disclosures.

Certain Relationships and Related Transactions, page 30

22. Disclose the amount of the expenses involved with the incorporation of All In Blind, Inc. paid by Adri Chimberoff.

23. We note disclosures relating to a verbal agreement with Adri Chimberoff to advance to the company any additional funds which the company needs for operating capital and for costs in searching for or completing an acquisition or merger. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Report of Independent Registered Public Accounting Firm, page F-3

24. Please provide an audit report that covers the statements of operations, stockholders' equity (deficit), and cash flows for the period July 29, 2011 (date of inception) through December 31, 2011 and for the year ended December 31, 2012 in addition to the cumulative period in the report. Please refer to Articles 2-02, 8-01, and 8-02 of Regulation S-X for guidance.

Exhibit 99a

25. There is a reference to Great Idea Corp.'s legal counsel under vii. of "Deposit and investment of offering proceeds" that does not seem to apply to this offering. Please revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey Houser Smith, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Harold Gewerter, Esq.
5536 South Fort Apache, #102
Las Vegas, NV 89148